Filed Pursuant to Rule 424(b)(2)
Registration No. 333-202804

PROSPECTUS

Global Indemnity Limited

2,000,000 Shares

A Ordinary Shares

The 2,000,000 shares of A ordinary shares, par value $0.0001 per share (the “Ordinary Shares”) of Global Indemnity Limited (“GI-Cayman”) covered by this prospectus may be issued to participants in the Global Indemnity Limited Share Incentive Plan, as amended and restated on November 7, 2016 (the “Plan”) (i) upon the exercise of certain outstanding options to purchase the Ordinary Shares or the vesting of certain outstanding restricted shares granted under the Plan, or (ii) in connection with the issuance of certain equity awards (“awards”), including stock options, restricted stock, and other share-based awards as authorized by the Plan and as further detailed in the section entitled “Description of the Plan” beginning on page 3 that are granted after the date of this prospectus. All awards are subject to the terms of the Plan and the applicable award agreement.

This prospectus also covers such additional Ordinary Shares that may become available from time to time under the Plan. We will receive the exercise or purchase price of these equity awards under the Plan if and when such awards are exercised.

Our Ordinary Shares are quoted on the NASDAQ Global Select Market under the symbol “GBLI.”

Investing in these securities involves risks. See “Risk Factors” beginning on page 2 of this prospectus and the documents incorporated herein by reference.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is December 15, 2016.

As used in this prospectus, “GI-Cayman” means Global Indemnity Limited, an exempted company incorporated under the laws of Cayman Islands, as successor issuer to Global Indemnity plc, a public limited company incorporated under the laws of Ireland (“GI-Ireland”).

We have not authorized any dealer, salesman or other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus and any accompanying supplement to this prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any information that others may give you. This prospectus and any accompanying supplement to this prospectus do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the registered securities to which they relate, nor do this prospectus and any accompanying supplement to this prospectus constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. The information contained or incorporated by reference in this prospectus and any supplement to this prospectus is accurate as of the dates of the applicable documents. Our business, financial condition, results of operations and prospects may have changed since the applicable dates. When we deliver this prospectus or a supplement or make a sale pursuant to this prospectus or a supplement, we are not implying that the information is current as of the date of the delivery or sale.

This prospectus contains summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents. Copies of some of the documents referred to herein have been filed, or will be filed or incorporated by reference as exhibits to the registration statement of which this prospectus is a part, and you may obtain copies of those documents as described under the heading “Incorporation of Certain Information by Reference.”

As used in this prospectus, unless the context requires otherwise, (1) references to “dollars” and “$” are to United States currency, and the terms “United States” and “U.S.” mean the United States of America, its states, its territories, its possessions and all areas subject to its jurisdiction, and (2) references to “Euro” and “€” are to the lawful currency of the member states of the European Monetary Union that have adopted or that adopt the single currency in accordance with the treaty establishing the European Community, as amended by the Treaty on European Union.

References in this prospectus to “GI-Cayman,” “we,” “our” or “us” refer to Global Indemnity Limited together with its consolidated subsidiaries.

PROSPECTUS SUMMARY

The 2,000,000 shares of our Ordinary Shares covered by this prospectus may be issued upon the exercise of certain outstanding equity awards held by participants in the Plan. In addition, after the date of this prospectus, we may grant certain awards, including stock options, restricted stock, and other share-based awards as authorized by the Plan and as further detailed in the section entitled “Description of the Plan” beginning on page 5, to participants in the Plan. All awards are subject to the terms of the Plan and the applicable award agreement.

You should read this prospectus, any prospectus supplement to this prospectus, any documents that we incorporate by reference in this prospectus and any prospectus supplement and the additional information described below under “Incorporation of Certain Information by Reference” before making an investment decision. You should rely only on the information contained or incorporated by reference in this prospectus and any prospectus supplement. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

You should not assume that the information in this prospectus, any accompanying prospectus supplement or any documents we incorporate by reference in this prospectus and any prospectus supplement is accurate as of any date other than the date on the front of those documents. Our business, financial condition, results of operations and prospects may have changed since that date.

GLOBAL INDEMNITY LIMITED

GI-Cayman, through its subsidiaries, is one of the leading specialty property and casualty insurers in the industry, provides its insurance products across a distribution network that includes binding authority, program, brokerage, and reinsurance. Our A Ordinary Shares are publicly traded on the NASDAQ Global Select Market under the trading symbol “GBLI.”

On January 1, 2015, one of our subsidiaries, Global Indemnity Group, Inc. completed its acquisition of all of the issued and outstanding capital stock of American Reliable Insurance Company. American Reliable was established in 1952 and is headquartered in Scottsdale Arizona. It has facilities in Scottsdale, Arizona, and Omaha, Nebraska, and writes property and casualty insurance across all 50 states and the District of Columbia. It writes specialty personal lines and agricultural property and casualty insurance, in each case distributed through a network of general and independent agents.

We manage our business through three business segments: Commercial Lines, managed in Bala Cynwyd, PA, offers specialty property and casualty products designed for product lines such as Small Business Binding Authority, Property Brokerage, and Programs; Personal Lines, managed in Scottsdale, AZ, offers specialty personal lines and agricultural coverage; and Reinsurance Operations, managed in Bermuda, provides reinsurance solutions through brokers and primary writers including insurance and reinsurance companies. The Commercial Lines and Personal Lines segments comprise our U.S. Insurance Operations.

We are incorporated in Cayman Islands as an exempted company and our principal executive offices are located at 27 Hospital Road, George Town, Grand Cayman, KY1-9008, Cayman Islands. Our telephone number is +1345 814 7600 and our website address is www.globalindemnity.ky. The information contained on our website is not incorporated by reference into this prospectus.

You can obtain additional information about us in the reports and other documents incorporated by reference in this prospectus. See “Incorporation of Certain Information by Reference.”

RISK FACTORS

Investment in our securities involves various risks. In making an investment decision, you should carefully consider the risks and uncertainties described under the heading “Risk Factors” in the Annual Report on Form 10-K for the year ended December 31, 2015, in the Quarterly Reports on Form 10-Q for the quarters ended March 31, 2016, June 30, 2016 and September 30, 2016 and in the Scheme Proxy Statement, each filed by GI-Ireland (as predecessor registrant to GI-Cayman) and any future filings made by GI-Cayman pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of this offering. Each of the risks described in these documents could materially and adversely affect our business, financial condition, results of operations and prospects, and could result in a partial or complete loss of your investment. See “Incorporation of Certain Information by Reference” elsewhere in this prospectus.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements included in this prospectus, any accompanying prospectus supplement and the documents they incorporate by reference may include forward-looking statements that reflect the our current views with respect to future events and financial performance that are intended to be covered by the safe harbor for forward-looking statements provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. These statements can be identified by the use of forward-looking terminology such as “believe,” “expect,” “may,” “will,” “should,” “project,” “plan,” “seek,” “intend,” or “anticipate” or the negative thereof or comparable terminology, and include discussions of strategy, financial projections and estimates and their underlying assumptions, statements regarding plans, objectives, expectations or consequences of identified transactions or natural disasters, and statements about our future performance, operations, products and services.

Our business and operations are and will be subject to a variety of risks, uncertainties and other factors. Consequently, actual results and experience may materially differ from those contained in any forward-looking statements. Such risks, uncertainties and other factors that could cause actual results and experience to differ from those projected include, but are not limited to, the following:

•	the ineffectiveness of our business strategy due to changes in current or future market conditions;

•	the effects of competitors’ pricing policies, and of changes in laws and regulations on competition, including industry consolidation and development of competing financial products;

•	greater frequency or severity of claims and loss activity than our underwriting, reserving or investment practices have anticipated;

•	decreased level of demand for our insurance products or increased competition due to an increase in capacity of property and casualty insurers;

•	risks inherent in establishing loss and loss adjustment expense reserves;

•	uncertainties relating to the financial ratings of our insurance and reinsurance subsidiaries;

•	uncertainties arising from the cyclical nature of our business;

•	changes in our relationships with, and the capacity of, its general agents, brokers, insurance companies and reinsurance companies from which we derive our business;

•	the risk that our reinsurers may not be able to fulfill obligations;

•	investment performance and credit risk;

•	new tax legislation or interpretations that could lead to an increase in our tax burden;

•	uncertainties relating to governmental and regulatory policies, both domestically and internationally;

•	foreign currency fluctuations;

•	the impact of catastrophic events;

•	our subsidiaries’ ability to pay dividends;

•	deterioration of debt and equity markets;

•	interest rate changes;

•	uncertainties relating to ongoing or future litigation matters; and

•	uncertainties and risks related to acquisitions.

The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are set forth in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of the Annual Report on Form 10-K for the year ended December 31, 2015, Item 1A of Part II of the Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2016, June 30, 2016 and September 30, 2016, each filed by GI-Ireland (as predecessor registrant to GI-Cayman), and the documents that we file with the Securities and Exchange Commission (the “SEC” or the “Commission”) from time to time. You may obtain copies of these documents as described under the heading “Incorporation of Certain Information by Reference” elsewhere in this prospectus.

Except as required under the federal securities laws and the rules and regulations of the SEC, we do not have any intention or obligation to update publicly any forward-looking statements after the distribution of this prospectus, whether as a result of new information, future events, changes in assumptions or otherwise.

USE OF PROCEEDS

We will receive proceeds from the sale of Ordinary Shares offered by this prospectus only to the extent that equity awards issued under the Plan are exercised for Ordinary Shares covered by this prospectus and are paid for in cash. Pending any specific application, we may initially invest funds in short-term marketable securities or apply them to the reduction of other short-term indebtedness. We cannot estimate the amount of any such proceeds at this time.

PLAN OF DISTRIBUTION

The Plan permits us to issue Ordinary Shares to our and our Affiliates’ (as defined in the Plan) eligible officers, directors, employees, consultants, persons who at the time of grant may be performing services for GI Cayman and non-employee directors. Ordinary Shares being registered hereunder are issuable pursuant to stock options, restricted stock and other share-based award granted under the Plan.

DESCRIPTION OF THE PLAN

On June 11, 2014, the GI-Ireland’s shareholders approved the Plan. The purpose of the Plan is to give GI-Ireland, and GI-Cayman as its successor, a competitive advantage in attracting and retaining officers, employees, consultants and non-employee directors by offering stock options, restricted shares and other stock-based awards.

Administration. The Plan is administered by the Compensation & Benefits Committee (the “Compensation Committee”) of the board of directors of GI-Cayman (the “Board”) or by a committee of the Board that may be designated from time to time to administer or make certain decisions required under the Plan. Subject to the terms and conditions of the Plan, the Compensation Committee is authorized to determine which eligible participants will be granted awards, determine the number of Ordinary Shares covered by an award, determine the terms and conditions of each award granted thereunder, amend awards, determine if amounts payable under an award may be deferred, adopt, alter and repeal any administrative rules and practices governing the Plan, interpret the terms of the Plan and any award granted under the Plan, adopt any sub-plans as necessary, and generally supervise and administer the Plan.

Ordinary Shares Available for Issuance. As of November 7, 2016, the number of GI-Cayman’s Ordinary Shares reserved and available for issuance under the Plan was 1,262,632 shares, subject to any applicable increases or decreases as set forth in the terms of the Plan, and shares which are subject to outstanding options. Ordinary Shares which have been forfeited to GI-Cayman or awards which have been terminated without being exercised, shall be again available for distribution in connection with awards granted under the Plan. Ordinary Shares delivered or exchanged by a participant as full or partial payment to GI-Cayman for the exercise price or withholding taxes of an award shall be again available for purposes of awards under the Plan. The total number of Ordinary Shares subject to any stock option grant to any one participant shall not exceed 300,000 shares during each fiscal year of GI-Cayman. No one participant may be granted more than 50,000 shares in other share-based awards that are contingent upon the attainment of performance goals in any fiscal year of GI-Cayman.

Participants. The following Persons are eligible to be granted awards under the Plan: (i) Persons who are officers, directors, employees or consultants of GI-Cayman and/or any of its affiliates; (ii) Persons who at the time of grant may be performing (or subject to being required to perform) services for GI-Cayman or any of its affiliates (including, without limitation, officers, directors, employees, affiliates and consultants of FPC); and (iii) non-employee directors of GI-Cayman and its affiliates who are responsible for or contribute to the management, growth and profitability of the business of GI-Cayman and its affiliates. However, incentive stock options may be granted only to employees of GI-Cayman its subsidiaries or its parent. For purposes of the Plan, “FPC” means Fox Paine & Company and its subsidiaries and related entities and all partners, members, directors, employees, shareholders and agents of the foregoing and “Person” includes any individual, corporation, partnership, limited liability company, joint venture, trust, unincorporated organization, government (or any department or agency thereof) or other entity.

Terms of Stock Options. The Compensation Committee is authorized to grant and administer stock options (including incentive stock options and nonstatutory stock options) under the Plan. The terms of any awards granted under the Plan will be determined by the Compensation Committee, subject to the terms of the Plan. For awards consisting of stock options, the exercise price shall be determined at the time of grant and may not be less than the fair market value of the Ordinary Shares purchasable under the option on the date the option is granted. The term of an option generally may not exceed ten years. The exercise price of options is payable in cash, in shares (including by withholding shares deliverable upon the exercise of options), bank check, or such other instrument or method of payment as the Compensation Committee may accept, as set forth in the individual award agreement. The Plan gives the Compensation Committee discretion to determine the exercisability of stock options granted under the Plan.

Generally, unless otherwise determined by the Compensation Committee or specified in the applicable option, employment or consulting agreement, in the event of a termination of a participant’s employment for any reason, other than for cause, the vesting of any awarded stock options ceases, the term of any unvested stock options lapses and any vested and unvested portions will become unexercisable, except the participant shall have 90 days to exercise any vested stock options that are vested on the date of the participant’s termination. In the event of a termination of a participant’s employment for cause, all outstanding and unexercised stock options, whether vested or unvested, as of the time the participant is notified that his employment is terminated or if the participant voluntarily terminates employment within 90 days after an occurrence of an event that would be grounds for a termination for cause, will be cancelled immediately. Stock options granted under the Plan are generally not transferable other than by will or the laws of descent and distribution or as otherwise permitted under an applicable option agreement to a family member, and are only exercisable during the lifetime of the holder.

Terms of Restricted Shares. The Compensation Committee is authorized to grant and administer restricted shares under the Plan. The terms of any awards granted under the Plan will be determined by the Compensation Committee, subject to the terms of the Plan. Each participant receiving restricted shares shall be issued a share certificate in respect of such restricted shares, unless the Compensation Committee elects to use another system to evidence ownership of the restricted shares. Unless otherwise specified in the term of the agreement issuing the restricted shares, upon a participant’s termination for any reason during the relevant restriction period, all unvested restricted shares will be forfeited to GI-Cayman, without compensation. Except as provided in the Plan, any participant who is issued restricted shares shall have all the rights of a shareholder of GI-Cayman that holds Ordinary Shares, including, if applicable, the right to vote the shares and the right to receive cash dividends or distributions.

Terms of Other Share-Based Awards. The Compensation Committee is authorized to grant and administer other share-based awards under the Plan. The terms of any awards granted under the Plan will be determined by the Compensation Committee, including if the award is payable in, valued in reference to or based on Ordinary Shares, subject to the terms of the Plan. The awards may be given purely as a bonus and not subject to any restrictions or conditions, in payment of the amounts due under an incentive or performance plan sponsored or maintained by GI-Cayman, as share appreciation rights, as share equivalent units, or as awards valued by reference to the book value of the Ordinary Shares. Other share-based awards may be given upon the achievement of performance goals, the criteria of which will be determined by the Compensation Committee. Subject to the determination of the Compensation Committee, other share-based awards will be entitled to receive dividends or dividend equivalents with respect to the number of Ordinary Shares covered by the award, may be subject vesting or forfeiture, may be subject to special waivers of limitations by the Compensation Committee, may be issued for no cash consideration, may be priced as determined by the Compensation Committee and the Compensation Committee will determine the extent to which a participant’s performance goals have been achieved.

Amendments, Adjustments & Termination. The Board or the Compensation Committee may amend, suspend or terminate the Plan, prospectively or retroactively. However, unless otherwise required by law or the Plan, no amendment, suspension or termination shall be made that is adverse to the rights of a participant under any award without such participant’s consent. In some cases, the Plan may not be amended without the approval of the stockholders of GI Cayman to the extent such approval is required under applicable NASDAQ rules, the Internal Revenue Code, and SEC rules. The Compensation Committee may amend the terms of any award that was previously granted, prospectively or retroactively, but no such amendment can be made that is adverse to the rights of the participant thereunder without the participant’s consent. The Plan terminates on February 10, 2019, unless earlier terminated by the Board or the Compensation Committee. Awards outstanding as of such date shall not be affected or impaired by the expiration of the Plan and shall be subject to the terms of the Plan.

The foregoing description of the Plan does not purport to be complete and is qualified in its entirety by the full text of the Plan, a copy of which is filed herewith as Exhibit 4.4.

LEGAL MATTERS

The validity of the securities offered hereby will be passed upon by Walkers Global.

EXPERTS

The consolidated financial statements of Global Indemnity plc appearing in Global Indemnity plc’s Annual Report (Form 10-K) for the year ended December 31, 2015 (including schedules appearing therein), and the effectiveness of Global Indemnity plc’s internal control over financial reporting as of December 31, 2015 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in auditing and accounting.

The financial statements as of December 31, 2014 and for each of the two years in the period ended December 31, 2014 incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2015 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

ENFORCEMENT OF CIVIL LIABILITIES UNDER UNITED STATES

FEDERAL SECURITIES LAWS

We are an exempted company incorporated in the Cayman Islands. We were incorporated in the Cayman Islands in order to enjoy certain benefits, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of exchange control or currency restrictions, and the availability of professional and support services. However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include a less developed body of Cayman Islands securities laws that provide significantly less protection to investors as compared to the laws of the United States, and the potential lack of standing by Cayman Islands companies to sue before the federal courts of the United States

Some of our officers and directors, as well as some of the experts named in this prospectus, reside outside the United States, and all or much of their assets are or may be located in jurisdictions outside of the United States.

As a result, it may be difficult to effect service in United States proceedings, recognize and/or enforce judgments of United States courts outside of the U.S, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state of the United States

We have appointed Global Indemnity Group, Inc., located at Three Bala Plaza East, Suite 300, Bala Cynwyd, PA 19004, as our agent upon whom process may be served in any action brought against us under the laws of the United States.

Although there is no statutory enforcement in the Cayman Islands of judgments obtained in United States courts, a final and conclusive judgment in a federal or state court of the United States of competent jurisdiction for a liquidated sum of money, other than a sum payable in respect of taxes, fines, penalties or similar charges, and which was neither obtained in a manner nor is of a kind enforcement of which is contrary to natural justice or the public policy of the Cayman Islands and which is not inconsistent with a Cayman Islands judgment in respect of the same matters and not impeachable on grounds of fraud, may be subject to enforcement proceedings as a debt in the courts of the Cayman Islands under the common law without any re-examination of the merits of the underlying dispute.

There is doubt, however, as to whether the Cayman Islands courts would: (i) recognize or enforce judgments of United States courts predicated upon the civil liability provisions of the securities laws of the United States or any state of the United States, or (ii) in original actions brought in the Cayman Islands, impose liabilities predicated upon the civil liability provisions of the securities laws of the U.S or any state of the United States, in each case on the basis that such provisions are penal in nature

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The following documents filed by GI-Ireland (the predecessor registrant to GI-Cayman) with the SEC are hereby incorporated by reference in this Registration Statement:

•	GI Ireland’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015;

•	GI Ireland’s Quarterly Report on Form 10-Q for the quarters ended March 31, 2016, June 30, 2016 and September 30, 2016;

•	GI Ireland’s Definitive Proxy Statement on Schedule 14A filed April 29, 2016;

•	GI Ireland’s Definitive Proxy Statement on Schedule 14A for the Special Court-Ordered Meeting and Extraordinary General Meeting of Holders of Ordinary Shares of GI-Ireland held on September 14, 2016, filed on July 15, 2016 (the “Scheme Proxy Statement”);

•	GI Ireland’s Current Reports on Form 8-K filed on June 16, 2016, June 20, 2016, July 28, 2016 and September 20, 2016;

•	GI Cayman’s Current Report on Form 8-K12B filed on November 7, 2016;

•	the description of Global Indemnity Limited’s ordinary shares included in the Scheme Proxy Statement, set forth in the section “Description of Global Indemnity Limited Share Capital,” including any amendment or report filed for the purposes of updating such description, and specifically including the Memorandum and Articles of Association Global Indemnity Limited filed as Exhibit 3.3 to the Current Report on Form 8-K filed on November 7, 2016.

All documents filed by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act (other than information furnished pursuant to Item 2.02 or 7.01 of any Current Report on Form 8-K, unless expressly stated otherwise therein) after the date of this Registration Statement and prior to the filing of a post-effective amendment to this Registration Statement which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold shall be deemed to be incorporated by reference in this Registration Statement and to be a part hereof from the date of filing such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement.

We will provide to each person, including any beneficial owner, to whom this prospectus is delivered, at no cost upon his or her written or oral request, a copy of any of the documents that are incorporated by reference in this prospectus, other than exhibits to such documents that are not specifically incorporated by reference into such documents. You may request such documents by contacting us at:

Global Indemnity Limited

Investor Relations

Attn: Walkers Corporate Limited

Cayman Corporate Centre

27 Hospital Road

George Town, Grand Cayman

KY1-9008

Telephone: +1345 814 7600

Email: info@globalindemnity.ky

We have not authorized anyone to give any information or to represent anything not contained in this prospectus or in any of the materials that they have incorporated by reference in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of the date of this prospectus.